EXHIBIT 99.1

Electra Signs Definitive $20 Million Investment Agreement with Government of Canada to Advance Strategic Refinery

(All amounts in C$ unless otherwise specified)

TORONTO, May 04, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that it has executed a binding investment agreement (the “Investment”) with the Government of Canada under the Strategic Response Fund (“SRF”), turning previous support for the project into a firm commitment.

The Investment provides for total federal funding of $20 million toward eligible project costs, to support the completion of construction and commissioning of North America’s only battery-grade cobalt sulfate refinery, located in Temiskaming Shores, Ontario. The execution of the Agreement marks a significant milestone in advancing Electra’s refinery project and follows extensive due diligence and discussions with the federal government since the initial announcement of support in 2025.

“I have seen only a handful of moments where market need, policy alignment, and execution capability come together to create outsized value in my career, and this is one of them,” said David Stetson, Chairman of the Board of Electra. “Electra has assembled the assets, partnerships, and leadership required to build a strategically important business in the North American battery materials supply chain, and I have strong confidence in the Company’s ability to deliver. I also want to recognize the support of the Government of Canada for this important project.”

The Honourable Mélanie Joly, Minister of Industry and Minister responsible for Canada Economic Development for Quebec Regions commented, “Canada is accelerating its leadership in the industries that will define the global economy of tomorrow. By contributing to building a robust domestic refining and processing supply chain for critical minerals, we are strengthening Canada’s industrial base, securing high-quality jobs and positioning the economy for long-term growth. Strategic investments like this are how we build a more resilient economy that is focused on Canadian industry and workers.”

The Honourable Tim Hodgson, Minister of Energy and Natural Resources added, “Canada has the critical minerals the world wants – and we can turn those resources into good jobs, stronger industry, and more secure supply chains. By investing in the Temiskaming Shores Facility, we are investing in Northern Ontario, in the clean technology transition, and in building Canada strong.”

Pauline Rochefort, Parliamentary Secretary to the Secretary of State (Rural Development) and member of Parliament for Nipissing-Timiskaming, who visited the refinery in person to announce this commitment on behalf of the Honourable Mélanie Joly, said, “This project is great news for the community of Temiskaming Shores and for the Canadian economy. Investing in Electra Battery Materials Corporation will allow us to build up the country’s manufacturing sector while reinforcing the critical minerals industry in Canada. I am excited to see how this project will help build Canada strong and create well-paying jobs for the local economy.”

“Our focus remains on execution, bringing this refinery into production and establishing a reliable domestic source of cobalt sulfate,” said Trent Mell, CEO of Electra. “We appreciate the Government support received to date, which helps drive the project toward our goal of achieving first production in 2027.”

The Investment underscores Electra’s focus on supporting regional economic growth. The Company expects to require roughly 150 to 200 workers during construction and ramp-up, including direct employment and contractor opportunities, and sustain approximately 60 permanent jobs during operations, as well as an additional 100+ indirect employment opportunities in the region, supporting long-term employment in Northern Ontario. Electra is prioritizing local sourcing and partnerships with Canadian contractors, helping to drive economic activity and strengthen the domestic battery materials supply chain.

Mechanical completion of the facility is scheduled for Q2 2027. Once commissioned, the refinery will have an initial annual production capacity of approximately 5,120 tonnes of battery grade cobalt in 2027, increasing to 6,500 tonnes. At full capacity, the facility will represent a significant global source of refined cobalt, a critical input for defense systems, consumer electronics and advanced energy storage technologies. A majority of production will be sold to LG Energy Solution under an offtake arrangement announced earlier this year.

The refinery is expected to be a cornerstone asset in North America’s battery materials supply chain, enabling domestic production of a critical input currently dominated by foreign refining capacity. The project aligns with both Canadian and U.S. policy objectives to localize critical mineral processing and strengthen energy transition infrastructure.

The project is designed for efficient, reliable operations and responsible environmental management, with measures to reduce emissions and optimize energy use. These elements support consistent, long-term production while aligning with evolving industry standards and regulatory expectations.

Electra is advancing growth opportunities that leverage its expertise in cobalt refining, including battery recycling and an expansion into nickel sulfate production, supported by ongoing engineering and laboratory work, as governments in Canada and the United States intensify efforts to onshore critical minerals processing capacity.

The funding includes a combination of repayable and non-repayable contributions, subject to the terms and conditions of the Investment. The repayable portion is expected to be repaid over a defined period following project completion, in accordance with customary government contribution frameworks.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.